Exhibit 99.1

CollPlant Elevates rhCollagen 3D Bioprinting Portfolio with Launch of Ready-to-Print BioFlex

•	BioFlex Enables Rapid Formulation of Tunable rhCollagen Bioinks with Enhanced Tissue-Mimetic Performance

•	BioFlex Expands CollPlant’s Animal-Free Bioink Platform for Biopharma companies and Academic institutions Seeking Superior Biofunctionality and Reproducibility

REHOVOT, Israel, February 23, 2026 /PRNewswire/ -- CollPlant (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products based on its proprietary recombinant human collagen (rhCollagen) platform, today announced the launch of BioFlex, a ready-to-print rhCollagen-based kit designed for Digital Light Processing (DLP) 3D bioprinting applications.

BioFlex is engineered to support the biofabrication of advanced tissue models for drug discovery, as well as the development of engineered tissues and transplantable organs. This ready-to-print system includes Collink.3D™ 50, a biodegradable polymer component, together with proprietary photoactive agents optimized for high-resolution DLP printing.

By following the BioFlex formulation and printing guidelines, users can efficiently generate customized, high-performance bioinks with tunable mechanical properties, enabling precise fabrication of complex, biologically relevant structures.

This integrated solution eliminates the need for extensive component screening and streamlines formulation development, enabling researchers and industry partners to significantly reduce development time while achieving constructs with precisely controlled physical properties, including enhanced tensile strength, elasticity, reduced brittleness, and improved structural integrity.

Designed to serve both academic laboratories and industrial R&D environments, BioFlex supports advanced applications in 3D bioprinting, tissue engineering, and regenerative medicine, facilitating faster translation from concept to functional tissue constructs.

“We are committed to empowering both biopharma and academic researchers with high-performance 3D bioprinting solutions,” said Yehiel Tal, CEO of CollPlant. “BioFlex, our ready-to-use rhCollagen-based bioink kit, significantly streamlines the formulation process while preserving design flexibility. By integrating our standardized recombinant human collagen with biodegradable polymers and photoactive components - supported by expert-developed formulation and printing guidelines - we enable seamless preparation and highly reproducible, high-resolution printing outcomes.”

“Like our other Collink.3D™ bioinks, the BioFlex kit provides a state-of-the-art, animal-free alternative to conventional commercial systems, enabling high-resolution, scalable, and highly reproducible bioprinting of scaffolds that closely replicate the physical characteristics of native human tissues and organs. Our platform is purpose-built to streamline product development, accelerate innovation timelines, and ultimately reduce overall development costs,” concluded Tal.

Biofabricated constructs produced using BioFlex demonstrate enhanced mechanical performance, consistency, and safety, supporting advanced applications in tissue engineering and regenerative medicine.

For more information, visit www.CollPlant.com or contact CollPlant at info@CollPlant.com.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives, plans and strategies, including its plans to empower biopharma and academic researchers with high-performance 3D bioprinting solutions, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products or product candidates including, but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@CollPlant.com